14041868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/13 (MM/DD/YY) AND ENDING 01/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hungtinton Quadrangle, Suite 4C18
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631) 770-0608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 9th Floor (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc., as of January 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Eileen Moore
Signature

Chief Financial Officer
Title

Coleen McGlynn 3/21/14
Notary Public

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires August 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Financial Statements and Schedules

January 31, 2014

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Auditors' Report

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.,

Report on the Financial Statements

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) as of January 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

New York, NY
March 25, 2014

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Financial Condition
January 31, 2014

Assets		
Cash and cash equivalents	$	10,309,526
Certificates of deposit		521,170
Certificates of deposit - restricted		95,453
Restricted cash - clearing account		500,425
Clearing firm receivable		87,581
Fees receivable, net		1,100,782
Investments		2,499,550
Property and equipment, net		36,371
Other assets		154,046
Total assets	$	15,304,904
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	999,368
Commissions payable		23,786
Deferred rent		22,466
Total liabilities		1,045,620
Stockholder's equity:		
Common stock, no par value; 1, 500 shares authorized, 500 shares issued and outstanding		14,009,379
Retained earnings		249,905
Total stockholder's equity		14,259,284
Total liabilities and stockholder's equity	$	15,304,904

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Operations
Year ended January 31, 2014

Revenue:		
Commissions	$	538,022
Investment banking and underwriting		11,106,240
Syndicate commissions		6,653,962
Net realized loss on the sale of marketable securities		(92,072)
Net unrealized gain on marketbale securities		333,967
Interest and dividends		50,940
Total revenue		18,591,059
Expenses:		
Compensation and benefits		11,133,420
Syndicate and underwriting expense		2,021,722
Clearing and floor brokerage		165,103
Occupancy and equipment		669,986
Communications		102,869
Professional fees		850,558
Depreciation		21,737
Interest		377,227
Other general and administrative		1,027,601
Total expenses		16,370,223
Net income before income taxes		2,220,836
Income tax expense		–
Net income	$	2,220,836

See accompanying notes to financial statements

EarlyBirdCapital, Inc.

(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2014

	Common Stock (no par value)	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at February 1, 2013	$ 14,009,379	$ (1,020,931)	$ 12,988,448
Dividends	–	(950,000)	(950,000)
Net income	–	2,220,836	2,220,836
Ending balance - January 31, 2014	$ 14,009,379	$ 249,905	$ 14,259,284

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year ended January 31, 2014

		Total Subordinated Liabilities
Balance at February 1, 2013	$	–
Additions		37,175,000
Deductions		(37,175,000)
Ending balance - January 31, 2014	$	–

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Cash Flows
Year ended January 31, 2014

Cash flows from operating activities:		
Net income	$	2,220,836
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		21,737
(Increase) decrease in operating assets:		
Clearing firm receivable		(56,686)
Marketable securities		(757,883)
Other assets		(22,351)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(54,357)
Commissions payable		227
Deferred rent		11,602
Net cash provided by operating activities		1,363,125
Cash flows from investing activities:		
Purchase of property and equipment		($8,025)
Certificates of deposit		($1,167)
Certificates of deposit - restricted		($154)
Restricted cash - clearing account		($268)
Net cash used in investing activities		($9,614)
Cash flows from financing activities:		
Proceeds from subordinated loans		37,175,000
Repayments of subordinated loans		(37,175,000)
Dividends paid		(950,000)
Net cash used in financing activities		(950,000)
Net increase in cash and cash equivalents		403,511
Cash and cash equivalents at beginning of year		9,906,015
Cash and cash equivalents at end of year	$	10,309,526
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	377,227
Income taxes	$	–

See accompanying notes to financial statements

(1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 87.5% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at January 31, 2014:

	Quoted prices in active markets (Level 1)	Observable market based inputs (Level 2)	Value at January 31, 2014
Corporate stocks	$ 909,402	$ 428,307	$ 1,337,709
Warrants and unit purchase options	-	1,161,841	1,161,841
Total Investments	909,402	1,590,148	2,499,550
Cash equivalents	8,456,688	-	8,456,688
Total	**$ 9,366,090**	**$ 1,590,148**	**$ 10,956,238**

Cash and cash equivalents of $10,309,256, includes money market securities of $8,456,688, that are considered to be highly liquid and easily tradable as of January 31, 2014. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Level 2 investments represent restricted marketable securities, warrants and unit purchase options, which are valued based upon quoted market prices of identical unrestricted securities. The Company values such securities at a) cost, which is adjusted if the market value of the identical security declines; b) market value of the identical security, discounted to account for the restriction, or; c) undiscounted market value of the identical security.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. M&A fees are recognized upon the consummation of a business combination. Selling concessions from initial public offerings are included in syndicate commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as investments on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purhase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

(e) Investments

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Certificates of Deposit

Certificates of deposit of $521,170 as of January 31, 2014 mature on various dates through August 2014. The restricted certificate of deposit of $95,453 secures a letter of credit which serves as a security deposit.

(3) Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2014 are as follows:

	Cost	Unrealized loss	Value
Investments	$ 2,872,896	$ (373,346)	$ 2,499,550

(4) Property and Equipment

Property and equipment consists of the following:

	Life	
Furniture	5 years	$ 165,002
Equipment	5 years	339,342
Leasehold improvements	5 years	84,020
		588,364
Accumulated depreciation		(551,993)
Property and equipment, net		$ 36,371

Depreciation expense for the year ended January 31, 2013 was $21,737.

(5) Income Taxes

The Company is included in the consolidated income tax returns of FFGI. The years open for IRS examination for FFGI are years 2011 – 2013.

Taxes are reported as if the Company files on a stand alone basis.

The components of the provision for taxes at January 31, 2014, are as follows:

Current	$ -
Deferred	-
	$ -

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

Federal tax expense	$ 698,000
Permanent difference	21,000
State and local tax expense	287,000
Benefit of net operating loss	(986,000)
Tax expense per financial statements	$ -0-

(6) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) The Company leases office space in four locations in New York. Rent expense totaled $485,034 for the year ended January 31, 2014.

Future minimum annual payments under all lease agreements are as follows:

Year ended January 31,	
2014	$ 323,028
2015	100,684
2016	92,929
2017	95,717
Thereafter	$ 252,433

(c) The Company has commenced arbitration against Universal Business Payment Solutions Acquisitions Corp. ("UBPS", which changed its name to JetPay Corporation on August 1, 2013) to recover for UBPS's breach of a May 9, 2011 agreement which provided for the Company to be paid a fee of $2,070,000 for being available to consult with UBPS about companies it identified as potential targets for a business combination by UBPS. The Company acted as a lead underwriter for UBPS's $72 million initial public offering ("IPO") which closed on May 9, 2011. UBPS closed a business combination on December 28, 2012 but failed and refused to pay the Company the fee of $2,070,000 plus reimbursement of $65,700 in expenses. In defense of the arbitration and as part of a counterclaim, UBPS has alleged that the Company orally agreed not only to raise the $72 million at the time of its IPO but that the entire $72 million would be available for UBPS to use in connection with its business combination. However, as allowed under the terms of UBPS's certificate of incorporation, many of its stockholders elected to redeem their shares. UBPS was then required to use a substantial portion of the proceeds from its IPO to accomplish such redemption. Based on these facts, UBPS alleged that the Company breached its alleged agreement to make certain the entire $72 million was available to UBPS for its prospective business combination. The Company denies that it ever agreed to make certain that the entire IPO proceeds or any portion thereof would be available to UBPS at the time of its business combination. In its public filings made at the time of the closing of its IPO and at the time of the closing of its business combination, UBPS not only failed to disclose this alleged agreement with the Company, it represented it was fully aware that stockholders could redeem their shares, that the proceeds of the IPO would be dissipated by such redemption and that it had no agreements in place to provide any replacement financing. UBPS has not indicated an amount of damages it is seeking in its counterclaim and therefore the Company cannot reasonably estimate a possible loss or range of loss, if any. The arbitration was commenced in February 2013. In March 2014, the arbitrators awarded the Company $2,070,000 plus interest and attorney's fees, and dismissed Universal's counterclaim against the Company.

As of January 31, 2014, the Company has recorded fees receivable, net of a reserve, in the amount of $1,100,782.

(7) Related Party Transactions

The Company paid $950,000 in dividends to its parent, EBC Holdings, Inc., during the year.

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $11,425,000. At January 31, 2014 the Company has fully repaid all subordinated loans, including interest of 1%. The loans were disclosed to and approved by FINRA.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2014, the Company had net capital of $10,981,309 which was $10,881,309 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

(9) Subsequent Events

The Company has evaluated all subsequent events from the balance sheet date through March 25, 2014. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

Schedule I

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2014

Total stockholder's equity qualified for net capital	$	14,259,284
Deductions and/or charges:		
Property and equipment, net of accumulated depreciation		36,371
Securities – not readily marketable		1,590,148
Other assets		1,328,679
Other deductions and / or charges:		
Receivables from non-customers		22,177
		2,977,375
Haircuts on securities		300,600
Net Capital	$	10,981,309
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$	69,708
Minimum dollar net capital requirement of broker and dealer	$	100,000
Net capital requirement (greater of above)	$	100,000
Excess net capital	$	10,881,309
Computation of Ratio of Aggregate Indebtedness to Net Capital:		
Total aggregate indebtedness	$	1,045,620
Ratio of aggregate indebtedness to net capital		.10

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company on March 19, 2014.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2014

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

EarlyBirdCapital, Inc. is claiming exemption due to the fact that all customer transactions are cleared through Wedbush Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming
Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) for the year ended January 31, 2014, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of EarlyBirdCapital, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of EarlyBirdCapital, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2014 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

RBSM LLP

New York, NY
March 25, 2014

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
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Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2014, which were agreed to by EarlyBirdCapital, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 25, 2014